Exhibit 99.1

Atna Resources Ltd. Announces $11 Million Equity Financing

Vancouver, B.C. (June 28, 2005) Atna Resources Ltd. (TSX:ATN) announces that it has negotiated private placements for a total of 13,750,000 shares (the "Private Placement Shares") in the capital stock of the Company at $0.80 per share for gross proceeds of $11,000,000. Of the placement, $6,000,000 will be non-brokered and $5,000,000 will be brokered through a syndicate of agents (collectively the “Agents”) led by Canaccord Capital Corporation and including Pacific International Securities Inc. The private placements are subject to approval by The Toronto Stock Exchange.

The Company has granted to the Agents an over-allotment option (the “Over-Allotment Option”) exercisable at any time prior to the closing, to purchase up to 1,250,000 additional common shares. If the Over-Allotment Option is exercised in full, the total gross proceeds raised from the brokered portion of the financing will be $6,000,000, for a total of $12,000,000.

The Agents will receive a cash commission, representing 6½% of the value of the gross proceeds of the Private Placement Shares placed by them. The Agents will also receive warrants (“Agents’ Warrants”) equal in number to 8% of the number of common shares placed by them. Each Agents’ Warrant entitles the holder to purchase one share of the Company at the price of $0.80 per share for a period of one year following the closing.

A finder’s fee will be payable on a portion of the non-brokered private placement.

In accordance with securities legislation currently in effect, the Private Placement Shares will be subject to a "hold period" of four months plus one day from the date of issuance of the aforesaid securities.

The net proceeds of the private placement transaction will be used for the exploration and development of the Company’s properties and for general working capital purposes.

Atna is building a successful gold exploration, development, and mining enterprise primarily focused in Nevada. The company is establishing underground access at the Pinson project in Nevada to carry out definition drilling, test mining, and bulk sampling for metallurgical studies. Atna plans to complete a feasibility study at Pinson before year-end, to continue exploration of the company’s portfolio of Nevada prospects, and to pursue additional opportunities for discovery and growth.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD.,
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com